July 13, 2015

Via EDGAR (Correspondence) and E-mail

Securities and Exchange Commission

Washington D.C. 20549

Attention: Cecilia Blye, Chief Office of Global Security Risk

Re:	Alcatel Lucent
Form 20-F for the fiscal year ended December 31, 2014
Filed March 24, 2015
File No. 1-11130

Dear Ms. Blye:

We are writing on behalf of Alcatel Lucent (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 15, 2015 in connection with the above-referenced Annual Report on Form 20-F (the “Form 20-F”).

To assist the Staff’s review of the Company’s responses, the Staff’s comments, including the heading and captions from the Form 20-F cited in the comments, have been repeated in bold type below, and the Company’s response to each comment appears immediately following the applicable comment.

Our Activities in Certain Countries, page 36

1.	As you disclose, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note your disclosure about revenues from Syria and Sudan. We note also that your website lists an office Syria, and that a January 22, 2014 company press release posted on your website states that you are to upgrade the EASSy submarine cable system in which Sudan Telecom Company is part owner. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since your letter to us dated July 16, 2012, whether through subsidiaries, affiliates, customers, or other direct or indirect arrangements. You should describe any products or services you have provided, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response:

Our Contacts with Syria are as follows:

In connection with the completion in 2011 of our Customer Care and Billing Solutions (“CCBS”) contract with Syrian Telecom Establishment (STE), Syria’s state-owned fixed telecom operator, we signed a 3-year maintenance and repair contract that has been in effect since August 26, 2012 and is set to expire in August 2015. Both the CCBS contract and the current maintenance contract were mentioned in our letter to you dated July 16, 2012. The contract involves maintenance services only, does not involve the supply of hardware or software and does not concern any activity currently limited or prohibited by any of the sanctions or export control regimes applicable to Syria. We have entered into a sub-contracting arrangement with GFI Informatique, a French company, to provide the required maintenance support locally. We do not expect any further maintenance activity after this contract ends.

Revenues for the contract were €692,000 in 2012, €3,159,000 in 2013 and €2,445,000 in 2014. Revenue under this contract for the first quarter of 2015 was €492,000.

In order to service this contract, Syrian law requires us to maintain a branch in the country. The branch has had no employees since mid-2011. Since the end of 2011, we have not conducted any business in Syria, except for the continuation of the maintenance and repair activity discussed above.

Our Contacts with Sudan are as follows:

General

We continue to have a very small amount of activity in Sudan related to a remote maintenance agreement with the Sudanese subsidiary of the South African mobile operator MTN, and until the sale of our enterprise business in 2014, the sale of enterprise communications products. The total revenue that we derived from Sudan (including the exportation of goods and the provision of services, but not including the revenues of Alcatel-Lucent Submarine Networks (“ASN”) discussed below) was €1,642,000 in 2012, €104,000 in 2013 and €31,000 in 2014. There were no revenues in the first quarter of 2015. Note that we divested our enterprise products business in 2014, which accounted for €176,000 of 2012 revenues, €35,000 of 2013 revenues and all of 2014 revenues.

We do not have a subsidiary, branch or any employees in Sudan.

Alcatel-Shanghai Bell

In 2015, Alcatel-Lucent Shanghai Bell (“ASB”), an Alcatel-Lucent affiliate, bid on a project valued at approximately US $600,000 for China International Telecommunication Construction Corporation, to upgrade Alcatel-Lucent equipment for PetroDar Operating Company, a consortium of oil exploration and production companies that operates in Sudan. At this time, we do not know if ASB’s bid will be accepted.

Alcatel-Lucent Submarine Networks

As mentioned in our July 16, 2012 letter to you, ASN is party to a contract dated February 28, 2008 (the “Eassy Supply Contract”) to construct the East Africa Submarine Cable System (“Eassy”) for a consortium of telecom operators, including Sudatel, a telecommunications and internet service provider in Sudan that is majority owned by the Sudanese government. During 2013, we negotiated with the Management Committee (the “MC”) and the Procurement Group (the “PG”) of the Eassy consortium regarding amendments to the Eassy Supply Contract. The MC and PG co-chairs were Telkom South Africa, incorporated in South Africa, and WIOCC, incorporated in Kenya. Consortium members, including Sudatel, were copied on all correspondence between ASN and the MC and PG co-chairs.

On January 14, 2013, ASN entered into an amendment to the Eassy Supply Contract for the construction, supply and installation of a branch from an existing branching unit on the Eassy cable system trunk to Mogadishu, Somalia. No equipment and supplies were delivered to Sudan related to this amendment. The amount paid to ASN under the amendment was US $16,306,339, of which Sudatel’s financial liability was US $2,361,662. Payment from Sudatel was made to a central billing party.

On December 20, 2013, ASN entered into another amendment to the Eassy Supply Contract for the supply, installation and commissioning of a second capacity upgrade (“Eassy Upgrade 2”) of the Eassy system.

ASN had no direct contact with Sudatel during the project implementation phase of Essay Upgrade 2 other than providing a customary 4-day training session about the technology that was held for all consortium members, including Sudatel. The amount paid to ASN under the amendment pertaining to Eassy Upgrade 2 was US $13,718,056. Sudatel’s financial obligation under that amendment was zero and the financial liability under the amendment was shared among other consortium members. Eassy Upgrade 2 was completed on October 23, 2014.

Since 2012, ASN has collected annual maintenance fees from a maintenance contract on terrestrial equipment for Eassy and Sudatel’s portion paid to date is €85,392.

2.

Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. In this regard, we note your disclosure about the percentage of net revenues from these countries. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you have disclosed, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response:

We confirm that our business in Sudan and Syria is not qualitatively or quantitatively material to our business as a whole. We believe that our business in these countries does not constitute a material investment risk to our security holders. Our revenues in Sudan and Syria, in the aggregate, represent less than one percent of our total revenue for each of the fiscal years from 2012 through 2014. Moreover, we believe that all of Alcatel Lucent’s business in Sudan and Syria has been conducted in full compliance with any applicable export control and economic sanctions laws of the United States, the European Union and relevant EU member states.

We believe that each reasonable investor has a particular set of criteria for making investment decisions. With regard to our Company, investors usually focus discussions on our strategy, the improvement of our financial performance, and/or our capacity to innovate. With regard to Corporate Responsibility-related questions, we explain our standards for governance, especially ethical business conduct and the principles and controls to ensure compliance with law, as described in Section 7 of the Form 20-F under Alcatel Lucent Code of Conduct.

We are aware that some U.S.-based pension funds and endowments, as well as other investors, have adopted, or are considering adopting, policies, or are subject to state laws that would require them to divest their ownership of securities of companies doing business with Sudan or Syria. However, since our July 2012 letter, we have not been contacted by any U.S.-based pension funds, endowments or other investors requesting that we clarify our activities in such countries.

3.	Please tell us whether any of your contacts with Syria or Sudan involve products, technology, equipment or components that are dual use or otherwise have military applications.

Response:

We do not believe that any of our equipment or services used or sold in Sudan or Syria, as described above, has a military purpose. To the best of our knowledge, Alcatel Lucent has not sold any equipment or services to military customers or for military use in these countries.

*    *    *

The Company acknowledges:

•	that we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

We would appreciate your letting us know as soon as possible whether our supplemental explanations to our Annual Report on Form 20-F for the year ended December 31, 2014 are satisfactory to you. In that regard, please do not hesitate to contact the undersigned by email at barbara.larsen@alcatel-lucent.com, or our counsel, Lauren K. Boglivi, Esq., of Proskauer Rose LLP, who is reachable by phone at 212-969-3082 or by e-mail at LBoglivi@proskauer.com for any further clarification or information needed.

Sincerely,

/s/ Barbara Larsen
Barbara Larsen
Alcatel-Lucent General Counsel and Corporate Secretary

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